UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 4, 2014

EnerNOC, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-33471	87-0698303
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Marina Park Drive, Suite 400, Boston, Massachusetts	02210
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 224-9900

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On November 4, 2014, EnerNOC, Inc., a Delaware corporation (the “Company”), Wolf Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of the Company (“Purchaser”) and World Energy Solutions, Inc., a Delaware corporation (the “Target”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Company, through Purchaser, will commence an offer (the “Offer”) to acquire all of the outstanding shares of the Target’s common stock, par value $0.0001 per share (the “Shares”), for $5.50 per share net to the seller in cash, without interest, subject to any required withholding of taxes (the “Offer Price”).

Completion of the Offer is subject to several conditions, including (i) that a majority of the Shares outstanding (determined on a fully diluted basis) be validly tendered and not validly withdrawn prior to the expiration of the Offer; (ii) the absence of a material adverse effect on the Target; and (iii) certain other customary conditions. The Offer is not subject to a financing condition.

The Offer will commence within 10 business days from the date of the Merger Agreement and will remain open until January 2, 2014, subject to possible extension on the terms set forth in the Merger Agreement. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Target, with the Target surviving as an indirect wholly owned subsidiary of the Company, pursuant to the procedure provided for under Section 251(h) of the General Corporation Law of the State of Delaware without any stockholder approvals (the “Merger”).

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any shares of common stock of the Target, each outstanding share of common stock of the Target (other than (i) any shares owned directly by the Company or Purchaser or held in the treasury of the Target or its subsidiaries, or (ii) any shares as to which the holder thereof is entitled to and who properly exercises appraisal rights under Delaware law) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price. The cash payable in either the Offer or Merger, as applicable, to each share of common stock of the Company that are unvested or are subject to a repurchase option, risk of forfeiture or other condition (“Target Restricted Stock Awards”) shall continue to be unvested and subject to the same restrictions as were set forth in the applicable restricted stock purchase agreement with respect to such Target Restricted Stock Award. In addition, each option to purchase shares of the Target’s common stock (“Target Options”) that is vested as of the Effective Time and has an exercise price equal to or less than the Merger Consideration will be canceled and converted into the right to receive (without interest) an amount of cash equal to the product of (i) the number of shares of the Target’s common stock subject to such Target Option, and (ii) the excess, if any, of the Offer Price over the per share exercise price of such Target Option. The Company will assume all other Target Options in the manner set forth in the Merger Agreement.

The Company and the Target have made customary representations, warranties and covenants in the Merger Agreement, including using commercially reasonable efforts to consummate and make effective, and to satisfy all conditions to, the transactions contemplated by the Merger Agreement as promptly as practicable. The Target has agreed (i) to conduct its business in all material respects in the ordinary course consistent with past practice, including not taking certain specified actions, prior to consummation of the Merger, (ii) to use commercially reasonable efforts to preserve intact its business organization and preserve satisfactory business relationships and (iii) to comply in all material respects with applicable laws.

During the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. on December 29, 2014 (the “Go-Shop End Date”), the Target and its representatives and subsidiaries, on the terms and subject to the conditions set forth in the Merger Agreement, will have the right to solicit, initiate, encourage and facilitate any inquiry, discussion, offer or request that constitutes, or could lead to, a Takeover Proposal (as defined in the Merger Agreement) and (ii) engage in discussions and negotiations with, and furnish non-public information relating to the Target to any third party in connection with a Takeover Proposal or any inquiry, discussion, offer or request that could lead to a Takeover Proposal. In addition, at any time after the Go-Shop End Date until the closing of the Offer, the Company may engage in discussions or negotiations with any third party that submits an unsolicited bona fide Takeover Proposal following the Go-Shop End Date, if the Target’s board of directors determines in good faith, after consultation with outside legal counsel, that such Takeover Proposal constitutes or could reasonably lead to a Superior Proposal (as defined in the Merger Agreement) and that failure to take such action could reasonably constitute a breach of its fiduciary obligations to the Target’s stockholders under applicable law.

At any time prior to the closing of the Offer, the Target’s board of directors may make a Target Adverse Recommendation Change (as defined in the Merger Agreement) if it determines in good faith that a Takeover Proposal constitutes a Superior Proposal and, after consultation with its outside legal counsel, that failure to make a Target Adverse Recommendation Change could reasonably constitute a breach of their fiduciary obligations to the Target’s stockholders under applicable law. The Target can terminate the Merger Agreement based on a Superior Proposal by (i) providing four (4) business days’ written notice (the “Notice Period”) to Purchaser and the Company with respect to such Superior Proposal, (ii) negotiating in good faith with Purchaser and the Company during the Notice Period to make such adjustments in the Merger Agreement so that the Superior Proposal ceases to constitute a Superior Proposal, and (iii) determining in good faith after the Notice Period, after consultation with outside legal counsel and financial advisors, that the Superior Proposal continues to constitute a Superior Proposal.

The Merger Agreement can be terminated by the Company or the Target under certain circumstances. In connection with certain terminations either (i) the Target will be required to pay the Company a termination fee of either $1,028,066 or $2,398,821, depending on the reason for such termination, or (ii) the Parent will be required to pay a reverse termination fee of $3,598,232.

The Merger Agreement has been unanimously adopted by the board of directors of the Company, Purchaser and the Target and the board of directors of the Target unanimously recommends that stockholders of the Target tender their Shares in the Offer.

The foregoing description of the Offer, the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1. The Merger Agreement has been incorporated herein by reference to provide information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Target, the Company or Purchaser in any public reports filed with the U.S. Securities and Exchange Commission by the Target or the Company. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by information in confidential disclosure schedules provided by the Target to the Company in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Target, the Company and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Target, the Company or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. Therefore, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses.

Support Agreement

On November 4, 2014, in connection with the Offer, each of the members of the Target’s board of directors and certain officers of the Target (together, the “Supporting Stockholders”), solely in his or her capacity as a stockholder or optionholder of the Target, entered into a Tender and Support Agreement with the Company and Purchaser (the “Support Agreement”). Under the terms of the Support Agreements, the Supporting Stockholders have agreed, among other things, to tender all Shares now held or hereafter acquired by them in the Offer.

The foregoing provisions of the Support Agreement terminate in the event that the Merger Agreement is terminated in accordance with its terms.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, the form of which is attached hereto as Exhibit 2.2 and is incorporated herein by reference.

Item 8.01	Other Events.

On November 5, 2014, the Company provided a power point presentation to employees of the Target. A copy of the presentation is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements reflect the views of the Company’s and Target’s management regarding current expectations and projections about future events and the ability of the Company and Target to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement, and are based on currently available information. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, implied or forecasted in any such forward-looking statements. Expressions of future goals and similar expressions including, “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “targets,” or “continue,” reflecting something other than historical fact are intended to identify forward-looking statements. The proposed transaction has not closed, and the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the possibility that expected benefits of the transaction may not be achieved in a timely manner or at all; revenues following the transaction may be lower than expected; disruption from the transaction may adversely affect Target’s relationships with its customers, business partners or employees; the conditions to the completion of the transaction may not be satisfied in a timely manner or at all; and the other factors described in the Company’s and Target’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the Securities and Exchange Commission. Unless required by law, neither the Company nor Target undertakes any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information

This communication is not an offer to buy or the solicitation of an offer to sell any shares of World Energy Solutions, Inc. common stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission (SEC). The solicitation of offers to buy shares of World Energy Solutions, Inc. common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Investors and World Energy Solutions, Inc. securityholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement that will be filed by World Energy Solutions, Inc. regarding the tender offer when they become available as they will contain important information. Investors and securityholders may obtain free copies of these statements (when available) and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. In addition, copies of these statements and related documents (when available) may be obtained for free by directing such requests to the information agent for the tender offer, which will be named in the tender offer statement.

Item 9.01.	Financial Statements and Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of November 4, 2014, by and among World Energy Solutions, Inc., EnerNOC, Inc. and Wolf Merger Sub Corporation.

2.2	Form of Tender and Support Agreement.

99.1	Presentation to Employees of World Energy Solutions, Inc. provided by EnerNOC, Inc., dated as of November 5, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERNOC, INC.

Date: November 5, 2014	By:	/s/ Neil Moses
	Name:	Neil Moses
	Title:	Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of November 4, 2014, by and among World Energy Solutions, Inc., EnerNOC, Inc. and Wolf Merger Sub Corporation.

2.2	Form of Tender and Support Agreement.

99.1	Presentation to Employees of World Energy Solutions, Inc. provided by EnerNOC, Inc., dated as of November 5, 2014.

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